KALLO, INC.
15 Allstate Parkway
Suite 600
Markham, Ontario
Canada  L3R 5B4
TEL: (416) 316-9997

                                              September 26, 2013

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572

Dear Ms. Ransom:

In response to comment #1 of your letter dated September 25, 2013, please be advised that the verbal agreement to alter the terms of the equity line was made before we filed the Form S-1 registration statement, SEC file no. 333-184572, that registers the common stock underlying the "put".

Yours truly,

Kallo, Inc.

BY:	VINCE LEITAO
Vince Leitao, President

Yours truly,

Kodiak Capital Group, LLC.

BY:	RYAN C. HODSON
Ryan C. Hodson, Managing Director